United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Tax Contribution Report 2025 Photo: Zemakan Contents Foreword.............................................................................................................. 3 Introduction.........................................................................................................4 Our global economic contribution......................................................................6 Our value chain.....................................................................................................8 Our approach to tax........................................................................................... 10 Our global tax contribution................................................................................17 Regional highlights.............................................................................................20 Financial reconciliations....................................................................................24 Appendices.........................................................................................................26 APPENDIX 1 – Basis of preparation........................................................................................27 APPENDIX 2 – GRI 207............................................................................................................29 APPENDIX 3 – Glossary..........................................................................................................30 APPENDIX 4 – Companies list................................................................................................ 31 APPENDIX 5 – Payments by jurisdiction and level of government........................................33 Independent auditors’ report...........................................................................43 Message from our Executive Vice President of Finance and Investor Relations Vale continues to make consistent progress toward its ambition of leading value creation in mining in an ethical and sustainable manner. This positioning is supported by a superior portfolio of assets and products, long-term partnerships, and a people-centered culture focused on operational excellence and safety. We are building the mining of the future, and transparency is a key element of this journey. Through this approach, we strengthen our relationships with stakeholders and promote ongoing dialogue with shareholders, governments, and society. The Tax Contribution Report reflects this commitment by providing a comprehensive view of how our global operations contribute to economic and social development in the regions where we operate through our broader contributions — including payments to governments, employee wages and benefits, investments in research and development, social and environmental expenditures, and payments to suppliers and providers of capital. As one of the leading global mining companies, Vale plays a critical role in supplying essential minerals to a wide range of value chains and supporting the transition to a lower-carbon economy. Our iron ore, copper, and nickel solutions are fundamental to industries such as construction, infrastructure, healthcare, mobility, and technology, directly contributing to our purpose: to improve lives and transform the future. Together. In 2025, our global operations, with a presence in 17 countries and more than 170,0001 employees, generated a direct economic contribution of $ 37.5 billion. Reflecting the singularity of our mineral resource base, Brazil accounted for the largest share of this contribution, representing 70% of the total, and Canada — where key mineral assets of Vale Base Metals Ltd. are located — with 11%. During the same period, Vale paid $ 6.2 billion in taxes and royalties. This amount includes both taxes borne and taxes collected on behalf of governments. Our performance highlights Vale’s role as an important driver of economic development. Our contributions represent a significant source of funding for public policies, infrastructure investments, and essential services, while also fostering local value chains and generating employment and income in the regions where we operate. Our approach to tax is guided by clear principles — including long-term value creation, effective risk management, and excellence in compliance — which underpin our decision-making and reinforce our commitment to responsible, consistent practices aligned with international best practices and the growing transparency expectations of the extractive sector. At the same time, we actively monitor developments in the global regulatory environment and participate in initiatives aimed at strengthening governance and enhancing the predictability of tax systems. It is within this context that we present the 2025 Tax Contribution Report. For the seventh 1 Direct and indirect consecutive year, we publish this report to enhance understanding of Vale’s role in generating economic and social value, improve the quality of the information disclosed, and provide greater visibility into our tax practices globally. In doing so, we aim to strengthen stakeholder trust and contribute to a more informed discussion on the role of mining in sustainable development. Finally, I would like to thank our stakeholders for their trust and ongoing engagement. In an increasingly dynamic and complex global environment, this dialogue is essential for us to continue evolving, incorporating diverse perspectives, and continuously improving our practices. We remain committed to advancing our journey of sustainable value creation, reinforcing our role as a global company dedicated to ethics, transparency, and value creation beyond financial results. Sincerely, Marcelo Bacci Marcelo Bacci Executive Vice President of Finance and Investor Relations 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 3 Vale is committed to transparent and responsible business practices. This seventh annual report comprehensively details how global operations and tax contributions foster progress for the communities we engage with, as well as our broader stakeholders. Our primary products are iron ore, copper and nickel, with additional output including pellets, briquettes and byproducts such as platinum group metals, silver and cobalt. Vale relies on a dedicated and talented global team of tax professionals to support its multifaceted operations and infrastructure network, ensuring the delivery of shared value and contributing to a more sustainable and secure mining industry. We proudly adhere to global reporting standards such as GRI 207, comply with extractive sector transparency frameworks like EITI, and actively participates in ICMM industry initiatives — all reflecting a deep commitment to transparency and responsible governance. This report is thoughtfully designed to be accessible for all stakeholders. We warmly welcome feedback and suggestions to help shape and improve future editions through our Contact us channel. Introduction Brazil Australia Japan Peru Canada United Kingdom Singapore Malaysia Indonesia Oman India Netherlands United Arab Emirates China Switzerland Chile United States 1 We have agreements with over 10 ports in China that provide blending services for Vale. 2 Platinum group metals (PGM) are byproducts of Canada’s operations. Activities Product Portfolio Vale Base Metals Nickel Copper Cobalt Operation1 Offices Iron Ore Solutions Iron ore Pellets Briquettes PGM2, gold and silver Ports Exploration Railroads Head office Joint Venture Business Segment 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 4 Key figures for 2025 Our payments to governments over the last 2 years Global ($ billion) Global Brazil Brazil ($ billion) 2025 2024 4.9 Bi 5.1 Bi 1.3 Bi 1.2 Bi Taxes Borne Taxes Collected 2025 2024 4.6 Bi 4.8 Bi 1.4 Bi 1.3 Bi Taxes Borne $ 4.9 billion Taxes Borne $ 4.6 billion (R$ 25.4 billion) Workforce1 176,711 Workforce 161,465 Taxes Collected $ 1.3 billion Taxes Collected $ 1.4 billion (R$ 7.9 billion) Economic contribution $ 37.5 billion Economic contribution $ 26.2 billion Total Taxes Paid $ 6.2 billion Total Taxes Paid $ 6.0 billion (R$ 33.3 billion) 1 In 2025, Vale´s workforce consisted of 65,805 employees and 110,906 contractors, 91% of them located in Brazil. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 5 Our global economic contribution Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 6 Over the past decade, we have proudly contributed more than $ 353 billion1 to the jurisdictions and regions where we operate, driving meaningful positive change and fostering sustainable growth. In 2025, our direct economic contribution globally totaled $ 37.5 billion, spanning payments to governments, employee salaries and benefits, research and development, social and environmental expenditures, operational costs, and payments to capital providers as measured under GRI 201-1. For more information, please refer to our Annual Report. Our global economic contribution Payments to governments2 $ 5,162.1 million Employee salaries and benefits $ 3,292.6 million Payments to capital providers $ 4,591.0 million Total economic contribution $ 37.458,1 million Research and Development $ 693.1 million Social Expenditures $ 837.0 million Environmental Expenditures $ 827.2 million Operational costs $ 22,055.1 million 1 Source: Annual Report (previously Integrated Report and Sustainability Report) for periods 2016 to 2025. 2 This amount differs from our total tax contribution of $ 6.2 billion as, in line with GRI 201-1 requirements, the above excludes employee taxes. Through our extensive operations, we play an important role in delivering broad societal and economic value, striving to be a genuine catalyst for development in the areas we operate in and every community we touch. With talented people and unique assets, we foster a safer and more sustainable mining industry, while steadily advancing our low-carbon solutions. Our focus remains clear and heartfelt: to share value with society, maintain strong business discipline, and build a future that works for everyone — employees, suppliers, communities, shareholders, and host jurisdictions alike. Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 7 Our value chain Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 8 Everything we do along our value chain is guided by a simple belief: that mining can be a force for good. Beyond extracting minerals, we are committed to uplifting the communities we work alongside — through the taxes and royalties we pay, the jobs we create, our support for local businesses, and our investment in social development initiatives. Our economic and tax contributions naturally grow and evolve as a mining project moves through its lifecycle: Beyond the traditional value chain Beyond the traditional mining value chain, we are committed to supporting the communities where we operate. We strive to empower our communities through sustainable mining practices and impactful social initiatives, showcasing our dedication to serving society while taking care of the planet. More about our initiatives can be found in our Annual Report. Our commitment is clear: to share the value we create with society, while maintaining strong and responsible business practices. Throughout these stages, our contributions to local economies and communities include: • Salary-related contributions and employment opportunities • Payments to local suppliers and contractors • Property taxes and taxes on real estate transfers • Withholding taxes and social contributions on third-party contractors • License, permit and fee payments to governments As our operations grow and mature, so does the depth of our contribution: • Significant capital expenditure and infrastructure investment • Indirect taxes • Royalties and corporate income taxes • Long-term and sustained contributions to communities Our value chain Mineral exploration Project development & construction Mining, processing & logistics Sales & distribution Decommissioning & rehabilitation Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 9 Our approach to tax Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 10 At Vale, we believe that being responsible in tax and investment matters is fundamental to fulfilling our purpose and to who we are. Mining is an essential driver of economic growth, development and we believe that we can only truly serve society by generating prosperity for all caring for our planet This belief shapes everything about how we approach tax and investment. Our tax function is led by our Vice President of Finance and Investor Relations, who sits on Vale’s Executive Board. Our Executive Board plays an important role by regularly reviewing and overseeing the group’s tax affairs. It approves our Tax Policy, thereby ensuring that our tax practices align with our corporate values and strategic objectives. This oversight guarantees transparency, accountability, and adherence to best practices in the group’s tax-related matters. As outlined in our Tax Policy, our approach to tax rests on five core principles: Our approach to tax Transparency We openly share information about the taxes and royalties we pay, because we believe honesty builds trust. By being transparent we demonstrate how we contribute to the economies of the jurisdictions and communities where we operate and we aim to foster trust strong, lasting relationships with stakeholders at every level, local, national, and international. Creation of long-term value We are committed to generating long-term value for everyone connected to our business activities. Mining is a multi- decade commitment to a community, and where we can share value, we create a stronger sustainable business. Effective risk management and control In every aspect of our business, we work to provide certainty and manage risk. In terms of tax, this means that we have effective frameworks in place to identify, monitor, control and manage our tax risks, in compliance with our Internal Risk Management Policy1. Excellence in compliance We respect and follow the tax laws of every jurisdiction we work in and comply with tax reporting obligations. Compliance is not just a legal duty, it promotes fairness and equity in how tax burdens are shared across society. Proactive and open engagement with tax authorities and stakeholders We seek to develop open, collaborative relationships with tax authorities, engaging proactively on tax matters, business operations, and investments, acting with integrity in the jurisdictions in which we operate. We believe good dialogue leads to better outcomes for everyone. 1 The guidelines and guidance f for the corporate risk management strategy are set out in Vale’s Risk Management Policy. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 11 Our principles in practice The following examples illustrate how our tax principles are integrated into Vale’s daily operations and how the company promotes a responsible approach to tax and investment matters. Transparency – Reportings As a global company, we are subject to increasingly rigorous transparency requirements. Our tax team diligently monitors regularly changes closely, proactively ensuring we meet what’s required to keep stakeholders fully informed, such as filing/publishing Canadian ESTMA, Swiss Code of Obligations tax payments, Form SD to ISD Securities and Exchange Commission (SEC) Creation of long-term value – Low-Carbon Steel Investment Engaging in sustainability-focused projects offers Vale opportunities to generate long-term value for society. Our tax team empowers and partners with the wider business to create this value by providing continuous tax support, thereby driving the enduring success of our initiatives. In 2025, we pursued the partnership with Jinnan Iron & Steel Group to establish an iron ore concentration plant in Oman and we are progressing in developing Mega Hubs with customers, strengthening partnerships focused on steel production using direct reduced iron and electric arc furnaces - with the potential to reduce emissions compared with traditional techniques. Our tax team contributed significantly to these projects, providing comprehensive and meaningful support to the business team with the objective of ensuring readiness for the transactions. Effective Tax Risk Management – Governance Model Consistent with our risk management approach, we are committed to conducting our tax matters with certainty, fairness and transparency. The company adopts the best practices to administer such risks, as delineated henceforth. In terms of tax, we have effective frameworks in place to identify, monitor, control and manage tax risks, in compliance with our Internal Risk Management Policy, Tax Strategy, Code of Conduct and our corporate governance rules, as well as with our commitment with legality and business ethics. Tax related risks are evaluated for business decisionmaking. While uncertainty in relation to the interpretation of the tax laws and regulations is an element that cannot be fully excluded from our business, tax risks are regularly identified, escalated and monitored. Considering an integrated risk management governance process, based on the concept of Lines of Defense. For information about the duties and performance of each of the lines of defense, as well as the duties of each responsible person and executor, please check the Risk Management Policy, as well as the Administrative Policy (Fiscal Conformity). Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 12 Excellence in compliance As a globally active organization, we meet numerous statutory reporting obligations across all our jurisdictions. Deep knowledge of local and international taxation among our expert professionals and the establishment of consistent, timely and efficient processes by our tax team has enabled us to meet our compliance requirements at the local, national, regional, and global level. Compliance with tax laws promotes transparency, fairness, and equity in the distribution of tax burdens across society. In 2025, our monitoring covered 3,064 such tax obligations across all our jurisdictions. Pillar Two In December 2021, the OECD released its Pillar Two model rules, requiring multinational groups to calculate their effective tax rate by jurisdiction and pay a supplementary top-up tax wherever that rate falls below the minimum rate defined at 15%. From 2025, Vale became subject to Pillar Two rules in Indonesia, Oman, Australia, Canada, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland, UAE, UK and Uruguay.. In Brazil, aligning legislation was published in December 2024 effective January 2025. Thanks largely to the application of Safe Harbor simplifying rules, we do not expect any material Pillar Two impact for financial year 2025. Proactive Engagement – Energy Transition Metals & Whistleblower We prioritize transparent communication with tax authorities and our broader stakeholders, going beyond our conventional fiscal duties. Our tax professionals actively engage with interested parties through participation in various forums and advocacy initiatives, acting in the best interest of our company while engaging with the wider industry and the societies where we operate. Through our participation, we advocate for fair practices aligned with our responsible tax policies, aiming to contribute to a wider positive impact. As an example, our tax team took the initiative to proactively continue dialogue with the Swiss tax authorities to pursue continuous and transparent communication, thereby reinforcing our commitment to upholding responsible tax practices. Vale is committed to acting with integrity and transparency. Listening when dealing with partners is a key behavior of our organization which is also embodied in our tax work. Our Code of Conduct outlines the fundamental principles that guide the professional conduct of all who work for Vale, or act on our behalf. Anyone, inside or outside Vale, who wants to report a case, or a suspected case, of ethical misconduct, can use Vale’s Whistleblower Channel. The channel is an exclusive tool for this purpose, structured to ensure absolute confidentiality, protecting the anonymity of the whistleblower, and preserving the information so that a fair investigation can occur. The Whistleblower Channel guarantees all the conditions for a report to be independently verified. Under no circumstances will there be any breach of confidentiality, intimidation, or retaliation against the whistleblower. Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 13 Tax Guidelines Business structure As our business evolves, so does the regulatory environment around it. We adhere fully to local tax laws in every jurisdiction, structuring our operations with genuine commercial and economic substance aiming to maximize long-term value sustainably for all our stakeholders. While we may seek to take steps to responsibly make adequate use of resources and pay our fair share of tax, for example on rationalizing the structure to gain agility whilst minimizing costs, we will never put in place arrangements that are artificial or contrived. Our company is committed to operating in full compliance with all applicable local legislation. Where uncertainty exists in interpreting the law, we seek independent external advice. It is worth noting that Brazil’s Controlled Foreign Corporation rules — among the strictest globally — require that the statutory profits of all Vale’s direct and indirect foreign subsidiaries be taxed in Brazil at 34%, with compensation available for corresponding taxes paid abroad. This means there is no tax benefit derived from operating in lower-tax jurisdictions. While various aspects of the Brazilian tax regime, such as thin capitalization rules, as well as international developments such as the OECD’s Pillar Two initiative, aim to counter profit shifting, Vale’s international investments and transactions remain grounded in fundamental commercial principles. We are firmly committed to equitably sharing the value we generate among our stakeholders. Engagement with tax authorities and Tax Risks We prioritize transparent and collaborative relationships with tax authorities and stakeholders, in compliance with our Code of Conduct and anticorruption legislation in force in the jurisdictions where we operate. We aim for certainty on our tax positions to provide a fair payment of tax according to the prevailing law. While uncertainty in relation to tax matters is an element that cannot be fully excluded from our business, we have solid and effective internal risk management procedures in place to identify, monitor, control and manage our tax risks, in compliance with our Internal Risk Management Policy. Resolving tax issues through legal defenses and maintaining tax clearance certificates are a key focus1. Our tax practices are conservative, based on reliable estimates for losses, and assuming a position that should be accepted upon examination by the relevant Tax Authorities or a Court. We promote fair, stable, and competitive tax systems aimed at reducing litigation. Our goal is to ensure governments receive appropriate tax revenues, while fostering economic growth, supporting local communities, creating jobs, and enabling sustainable, long-term tax contributions. Our team of tax professionals also engage in national and international dialogues on tax-related matters. This engagement occurs both directly with governments and civil society, and indirectly through participation in business associations and industry groups. Through these interactions, we contribute to public consultations and provide insights on tax policy developments. In 2025, we maintained active involvement in the Brazilian Tax Reform process, providing support for complementary regulations expected to take effect in 2026. We also participate in industry forums to exchange views and share our experience to promote value creation, economic growth and taxpayer fairness in our industry. We are an active member of non-profit organizations and forums that foster debate on tax developments and practices; these comprise both industry and tax-specific bodies as detailed below: 1 Our main current discussions in relation to Brazilian tax matters are described in our Consolidated Financial Statements and 20F report. Type Organization Our role Industry Specific International Council on Mining and Metals (ICMM) Council member Extractive Industries Transparency Initiative (EITI) Supporting company Brazilian Mining Association (IBRAM) Part of the Tax Working Group’s Legal Committee National Confederation of Industry (CNI) Member of its Tax and Fiscal Matters Council (CATF) Organization of the Largest Energy Consuming Industries (ABRACE) Council member National Association of Railway Transport (ANTF) Member of the Tax Committee Brazilian Association of Listed Companies (ABRASCA) Council member Tax Specific Group of Applied Tax Studies (GETAP) Member Tax Citizenship Center (CCiF) Member of the Guidance Council 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 14 We are constantly monitoring global legislative and industry specific developments around tax transparency disclosure requirements. We are engaged with and consider guidance from global industry organizations, including the ICMM, the EITI and the GRI 207 standard, to strengthen transparency and accountability in our global activities. We support beneficial ownership disclosure, in line with the expectations for EITI supporting companies. More information can be found in our Consolidated Financial Statements. We are subject to EITI assessment once every three years. In its most recent assessment, concluded in 2026, EITI commented on our areas of good practice and acknowledged our compliance with their expectations for supporting companies. Further information is available in the link. As part of our commitment to engage with society, we seek to maintain open dialogue with our stakeholders around the world, seeking constant input to provide the most useful information to them as we continue our transparency journey. Cooperation involves listening. We know that there will be areas for improvement, and we welcome your feedback. Please visit the Contact Us page of the Vale website to share your comments. Key tax matters Intercompany transactions Given the integrated nature of our operations, we engage in transactions with affiliates, subsidiaries, and jointly controlled companies throughout our production and commercial value chains. Our cross-border related party transactions are priced according to the arm’s length principle and are conducted in compliance with applicable transfer pricing rules. Our main related party transactions involve our commercial entities, the most significant of which is VISA, located in Switzerland. VISA is Vale’s primary global commercial hub for iron ore and pellets and serves as the main interface with customers, particularly in Europe and Asia, benefiting from its strategic location between Vale’s operations and key consumer markets. The company conducts trading activities, market intelligence, customer relationship management, and international logistics coordination. In addition to managing inventories, transportation, and overseas processing operations, VISA performs financial support and holding functions within the Vale Group. Due to its international role as a trading company, it is exposed to risks related to market conditions, credit, logistics, inventory management, product quality, and supply availability, all of which may affect its operations and financial performance. We also disclose our main intercompany transactions to tax authorities as part of our local tax compliance requirements. Furthermore, we comply with the OECD’s Country-by-Country Reporting (CbCR) Requirements by submitting our CbCR documents to the Brazilian tax authorities every year as part of our ultimate parent company’s corporate income tax return (ECF in Portuguese). The report contains information 1 Normative Instruction nº 1,037 / 10 and Law nº 12,973 / 14 2 As defined by the broader Brazilian regulations Photo: Vale Archive by country on taxes, financial elements, employment, and Vale’s functional profile. Our Master File and Local Files are also lodged with revenue authorities in line with their requirements. Low-tax jurisdictions We continuously monitor international developments to understand how individual jurisdictions are evaluated against various measures of transparency and cooperation, including the EU list of non-cooperative jurisdictions for tax purposes, the EU Watch List and Brazilian regulations on favorable jurisdictions1. Brazilian authorities employ a broader definition of low-tax jurisdictions than the EU, such that Brazilian transfer pricing rules also apply to third-party transactions between Vale (and certain Brazilian affiliates) and thirdparty organizations located in jurisdictions defined as favorable under the Brazilian tax regulations. We have certain operating entities, notably in Oman where we operate two iron ore pelletizing plants and a distribution center, and Special Purpose Vehicles and holding companies located in low-tax jurisdictions, mainly as a legacy from historical acquisitions. The local profit of the entities located in low-tax jurisdictions2 amounted to $ 732 million in total in 2025. In all cases, the statutory profits of Vale´s entities located in any jurisdiction, including those with a low corporate tax rate, are ultimately taxed in Brazil at a tax rate of 34% under CFC regulations; therefore, there is no income tax benefit derived from entities in those jurisdictions. To streamline and rationalize our structure and operations, we conduct regular reviews of all entities through our Legal Entities Reduction (LER) program. Where the program identifies entities that are no longer necessary, we endeavor to close them. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 15 Tax incentives We access tax incentives in some of the jurisdictions in which we operate, which are available to all qualifying taxpayers. In some instances, these incentives are contingent upon meeting specific criteria, related to employment or economic activity in our wider supply chain. None of the regimes under which Vale has been granted incentives are noted by the OECD as being a harmful tax practice. Vale also accesses certain tax incentives outside of Brazil: The total amount of incentives available for Vale in Brazil for the year 2025 was nearly $ 1,048 million, of which 87% corresponded to incentives related to operations in the north region of Brazil (SUDAM), as shown in the table. 1 Amounts may be subject to changes until Vale’s tax return is submitted, which occurs on July 31st, 2026. Jurisdiction Incentive Description Oman Customs Duty Our industrial activities in Oman were granted customs duty exemption on the import of raw materials and equipment; the exemption is legislated and open to all taxpayers if certain conditions are satisfied. Malaysia Customs Duty A Private Bonded status which provides exemption in relation to the import and export of mainly raw materials, until 2027 provided that specific requirements are met and subject to prevailing regulations. Incentive Description Requirements Operations Covered Expiry date Values in 20251 Investments in Amazon Development Superintendence (SUDAM) Reduces corporate income tax by 75% for companies with operations that have priority investments in the north of Brazil, for a 10- year period. Approval by SUDAM (responsible regulatory agency). Maintenance of an amount (equal to that obtained with the tax incentive) in the retained earnings reserve account which cannot be distributed as remuneration. Vale S.A.: Iron ore - Serra Norte, Serra Leste and S11D Salobo S.A.: Copper – Mina de Marabá and Sossego FY 2027 - Iron Ore (S11D) and Copper (Sossego) FY 2033 - Iron Ore (Serra Norte) and Copper (Mina de Marabá) FY 2034 - Iron Ore (Serra Leste) 75% reduction - $ 916 million Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 16 Our global tax contribution Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 17 Corporate income taxes Payroll taxes Taxes on Mining Taxes on products and services Other taxes Total Corporate 1,739,032 560,418 2,388 1,245,519 362,024 3,909,381 Iron – – 1,293,636 487,626 1,510 1,782,772 Copper – – 120,821 111,441 55 232,317 Logistic – – – 94,616 145 94,761 Níckel – – 4,539 24,499 221 29,259 Energy – – – 1,991 – 1,991 Manganese – – – 121 – 121 South America 1,739,032 560,418 1,421,384 1,965,813 363,955 6,050,602 Nickel – 304,622 2,387 (263,881) 22,316 65,444 Corporate 4,966 15,935 – (3,304) 9,307 26,904 North America 4,966 320,557 2,387 (267,185) 31,623 92,348 Corporate 20,265 16,052 – (4,384) 14,709 46,642 Distribution Center 19,132 4,394 – 3,918 953 28,397 Nickel refinery 9,466 4,333 – (55,160) 2,606 (38,755) Asia-Pacific 48,863 24,779 – (55,626) 18,268 36,284 Corporate 51,515 7,064 – (451) 1,882 60,010 Pelletizing 7,317 3,676 – 836 1,226 13,055 Logistic – – – – 353 353 Nickel refinery 529 6,549 – (76,369) 555 (68,736) Europe and Middle East 59,361 17,289 – (75,984) 4,016 4,682 Total 1,852,222 923,043 1,423,771 1,567,018 417,862 6,183,916 Our global tax contribution Vale is subject to taxation in the various jurisdictions where we operate. The tax legislations in these jurisdictions may differ; nevertheless, our approach to tax, as settled in our Approach to Tax section, is applied consistently worldwide. The tables1 below detail the taxes and royalties we paid (net of refunds) by project and across the jurisdictions where Vale operates. We understand this information provides insights and understanding of our global tax contribution. Additional information on tax payments made by Vale to different levels of governments2 can be accessed through our “Payments by jurisdiction and level of government” table. The table provides a comprehensive breakdown of our contributions in each jurisdiction and the level of government at which we paid those taxes. The figures and analysis by jurisdiction and levels of governments have been presented in accordance with the basis of preparation outlined in Appendix 1. 1 Negative amounts reported on the tables are due to refunds. 2 Payments by government detailed at the national (“federal”), regional (“state”) or local (“city”) government level Payments by project – Amounts in $ thousand 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 18 Payments by jurisdiction – Amounts in $ thousand Taxes borne Taxes collected Corporate income taxes Payroll taxes Taxes on Mining Taxes on products and services Other taxes Total Brazil 1,739,032 285,258 1,418,996 1,174,779 13,209 4,631,274 Canada 2,750 61,567 – 8,351 22,321 94,989 Switzerland 41,873 1,263 – (87) 1,880 44,929 China, Mainland 8,618 2,514 – 8,168 13,816 33,116 Malaysia 19,606 2,157 – 3,919 753 26,435 Singapore 11,260 1,640 – – (2) 12,898 Oman 7,317 2,417 – 836 913 11,483 Japan 9,379 812 – – 228 10,419 United States 2,216 65 – 1,312 7 3,600 Peru – 110 1,461 69 12 1,652 Netherlands – 1,323 – (81) – 1,242 Australia – 1,138 – – – 1,138 Chile – 26 927 37 11 1,001 United Arab Emirates – – – – 353 353 Uruguay – – – – 38 38 Argentina – 1 – 7 2 10 Taiwan, China – 9 – – – 9 Luxembourg – – – – 1 1 United Kingdom 10,171 2,810 – (39,394) 555 (25,858) Total 1,852,222 363,110 1,421,384 1,157,916 54,097 4,848,729 Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Brazil 274,272 – 790,983 350,627 1,415,882 Indonesia 1,526 – 3,132 833 5,491 Malaysia 3,666 – – 201 3,867 Switzerland 1,788 – 302 – 2,090 Oman 1,320 – – 314 1,634 Netherlands 945 – – – 945 United States 478 – – – 478 Peru 445 – (62) 22 405 Chile 306 – – 15 321 Australia – – 156 – 156 Singapore 366 – (236) (4) 126 Argentina – – – 19 19 India 4 – – 5 9 Taiwan, China 2 – – – 2 Canada 258,447 2,387 (276,848) 9,295 (6,719) China, Mainland 6,858 – (15,932) 61 (9,013) United Kingdom 5,423 – (37,560) – (32,137) Japan 4,087 – (54,833) 2,377 (48,369) Total 559,933 2,387 409,102 363,765 1,335,187 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 19 Regional highlights Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 20 Regional highlights Vale operates across diverse regions, each with its own unique cultural, social and economic landscape. Yet one thing remains constant: a steadfast commitment to sustainable practices and a genuine sense of responsibility toward every community it serves. Vale views its tax contributions not merely as a legal obligation, but as a fundamental expression of corporate responsibility — a meaningful way to give back to the societies that make its work possible. Beyond fulfilling tax obligations, Vale actively invests in initiatives that foster community development, improve social well-being and promote environmental stewardship, generating employment opportunities and supporting local businesses along the way. In 2025, Vale paid1 $ 6.2 billion in taxes and royalties globally, with the vast majority — $ 6.0 billion — contributed in Brazil, reflecting the company’s deep and enduring commitment to its home country. To provide a richer picture, this section also offers information on taxes paid on a regional basis, complemented by an overview of Vale’s principal business operations. 1 The total includes all tax payments made during FY 2025. In a number of jurisdictions, refunds from governments are received. In 2025, such refunds amounted to $ 588 million, and are included in the total figures reported above. Payment by region – Values in $ million South America North America Asia-Pacific Europe and Middle East 6,050 93 36 5 Taxes Borne vs Taxes Collected – Values in $ million Taxes Borne Taxes Collected Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes 1,852 1,421 2 363 560 1,158 409 364 54 Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 21 South America We have operated in South America for more than 80 years; with our main operations located in our home market of Brazil. In the region, we produce iron ore and energy transition metals, predominantly copper and nickel. In South America, most of Vale’s tax payments are made in Brazil where the rate of corporate tax is 34%, and specific mining royalties (CFEM) and state and municipal mining inspection taxes apply. In Brazil, mining companies are subject to specific taxes, royalties and other levies in relation to their exploitation of national mineral resources. Payments include: • Mining royalties – Financial Compensation for the Exploration of Mineral Resources (“CFEM” in Portuguese). This mining royalty is calculated using the rates that vary from 1% to 3.5% and payments are made to the National Mining Agency, which is responsible for distributing proceeds to states and municipalities, according to where the mining activity occurs and impacts1. • State and municipal mining inspection taxes. Several Brazilian states2 and municipalities3 impose TFRM which is currently assessed, on a monthly basis, mainly from R$ 2.32 to R$ 15.05 per metric ton of minerals produced in, or transferred from, the state. In Pará, due to adherence to the state tax program called Pará Infrastructure (“Programa Estrutura Pará”, in Portuquese), in 2025 40% of the TFRM collected, equivalent to $ 313 million, specifically assigned to fund construction projects carried out for the benefit of local communities in accordance with Law N°. 7,591/2011 and Decree N°. 3,219/2023. Vale has no subsequent rights of ownership or use in such projects. Vale’s dedication to sustainability extends beyond environmental responsibility, encompassing a commitment to drive positive societal impact where we work. We invest in initiatives designed to create a lasting, positive legacy in several key areas: cultural enrichment, protecting the rights of children, adolescents, and the elderly, promoting health, and fostering sports development. By strategically supporting initiatives that bolster public policies, we strive to create shared value for communities. Since 2018, Vale has been ranked as the largest sponsor of social and sporting initiatives in Brazil. In 2025 our sponsorship for these initiatives4 has provided $ 102 million to 369 projects and 151 funds. Additionally, our Cultural Institute was recognized as the largest private sponsor in culture and, since 2020, more than 1,063 projects have benefited from investment totaling $ 290 million. Iron Ore $ 1,294 million Copper $ 121 million Others $ 4 million For mining taxes in Brazil, we paid an average tax rate on revenue of 6.04%. In 2025, this equated to $ 1,419 million paid to the Brazilian tax authorities. 1 Due to constitutional requirements, not all of which are adequately reflected in infraconstitutional laws, this royalty must be calculated over: (i) net revenues, when mineral resources are subject to sale, being applicable transfer pricing rules to sale for related parties; or (ii) costs of mining, when mineral resources are subject to internal consumption. Vale strictly follows all constitutional rules regarding the matter. 2 Including Minas Gerais and Pará. 3 We consider that there are solid arguments to contest the mining inspection taxes imposed by municipalities. 4 Social initiatives in line with different Federal Incentive Laws. Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 22 North America Vale’s primary operations in North America are rooted in Canada, where the company has built a longstanding and proud presence. The main output from these operations is high-quality, low-carbon energy transition metal products, with Vale standing as Canada’s largest producer of nickel. From a tax perspective, we often receive refunds on indirect taxes in Canada, given that exported goods are subject to zero-rated value-added tax. Yet our commitment to Canada goes far beyond its fiscal footprint. Vale is proud to call Canada home to some of our most important operations. We take seriously our support with Indigenous and Aboriginal Rightsholders, organizations, groups, and projects that make this country a sustainable place to live, learn, and work. At a national level, Vale supports programs that benefit Canadians from coast to coast, in alignment with our own values and commitments. We are dedicated to fostering strong, meaningful partnerships with organizations that both understand and help us advance our business and our community investment objectives. We are proud to support many national and local initiatives, which include the following: In 2025, Vale contributed CAD $ 550,000 through the Canadian Red Cross to support relief efforts in response to the Canadian wildfires, providing financial assistance to evacuees and host communities, and supporting recovery and resilience initiatives, as well as programs that strengthen community preparedness and reduce risk for future all-hazard disaster events. Europe and Middle East Our European operations are anchored in the United Kingdom, where we operate a nickel refinery in Clydach and host the global headquarters of our Energy Transition base metals business in London. Our Clydach refinery produces high-purity nickel powders and pellets — reaching purity levels of 99.9% — making them ideal for specialist applications including high nickel alloys, stainless steel, and the growing electric vehicle industry. We also maintain corporate offices in Switzerland and the Netherlands. In the Middle East, our operations in Oman are a cornerstone of our regional presence. Our pelletizing plant in Sohar can produce over 9 million metric tons of iron ore pellets per year, benefiting from Oman’s strategic location between Europe, Asia and Africa, and its deep-water port capable of handling 40 million tons of iron ore and pellets annually. In 2025, we paid corporate income taxes, payroll taxes and other taxes across Europe and the Middle East. Certain refunds remain receivable in the UK, as valueadded taxes paid on purchases become refundable given that our exported goods are subject to zerorated value-added tax.We value equally all of the jurisdictions we operate in; even where extraction is not undertaken in a region, our presence remains significant and impactful. We diligently pursue opportunities that not only contribute to our own growth but also create a positive impact for local communities. Our efforts remain wide-ranging and focus on generating employment opportunities, nurturing local talent, fostering economic diversification, and strengthening the jurisdictions’ supply chains. Asia-Pacific Our Asia-Pacific operations are concentrated across Indonesia, Japan, Malaysia, China, Australia and Singapore. In Indonesia, we hold a 30.5% participation in PT Vale Indonesia TBK (PTVI), an integrated nickel mining and processing operation committed to responsible and sustainable practices. In Japan, our Matsusaka facility is one of the country’s largest nickel refineries, with an annual production capacity of 66,000 tons. In Malaysia, our Teluk Rubiah Maritime Terminal serves as a vital link between our Brazilian iron ore mines and Asian markets, handling up to 25 million tons of iron ore annually while reducing shipping lead times and lowering greenhouse gas emissions through the use of Valemax vessels. In 2025, our most significant contributions are in Indonesia, where nickel matte revenues are subject to mining royalties ranging from 3.5% to 5.5%, and on nickel ore revenues range from 14% to 19%. In all of our Asia-Pacific jurisdictions, we are firmly committed to contributing towards the protection of natural resources and the environment, and generating broader sustainable social impact for our communities. In the region, we invest in local development both by hiring local talent and suppliers, and through projects to sustainably improve the life of the communities that surrounds us Example of our initiatives can be found in our 2025 Annual Report. Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 23 Financial reconciliations Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 24 Financial reconciliations The income tax expense recorded in our Consolidated Financial Statements reflects the impact on our economic position at year-end according to Vale’s results. It is intended to provide an indication of the amount of tax we expect to pay for the activities performed during that year, so that it is possible to assess the impact that income tax may have on our financial position. Effective tax rate Adjusted Effective tax rate Income before income taxes 4,653 4,653 Income taxes at statutory rate (34%) (1,582) (1,582) Adjustments that affect the taxes basis: Tax incentives 2,092 1,970 Provision related to Samarco (125) (125) Acquisitions and disposals of investments4 (122) - Equity results 123 123 (write-off) recognition of deferred tax assets on tax losses and other (2,832) - Effects on tax computation of foreign operations (283) (283) Deduction of CSLL in Brazil 128 - Other (69) (114) Income taxes (2,670) (11) ETR/AETR 57.4% 0.24% Reconciliation of Corporate Income Tax and Cash Flow – Values in $ million 1 According Vale’s Consolidated Financial Statements 2 As per this Tax Contribution Report 3 According Vale’s Consolidated Statement of Cash Flows on Consolidated Financial Statements 4 Aliança Energia $ 104, PTVI $ 358 and VODC $ 189 Current tax1 Tax payment in different FY Current Income Tax in other accounts Refis Corporate Income Tax paid2 Tax compensations/ Others Cash Flow3 76 (711) (811) (406) (1,852) (130) (1,982) Effective Tax Rate The effective tax rate (“ETR”) represents the income tax expense for the year as a percentage of profit before income taxes. The reconciliation between the statutory tax rate and the effective tax rate reflects the impact of permanent and temporary differences between accounting profit and taxable profit. These differences primarily arise from tax incentives, non-deductible expenses, results from equity-accounted investments, tax loss carryforwards, and other adjustments. In our 2025 Consolidated Financial Statements, we recorded an income tax expense of $ 2,670 million, an increase of $ 1,949 million compared to the income tax expense of $ 721 million recorded in 2024, mainly due to the write-off of deferred tax assets on tax loss carryforwards, resulting from the update of estimates of future taxable profits in foreign subsidiaries. Additionally, this report presents an adjusted effective tax rate, which excludes non-recurring items. More details on the reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is presented in note 5 of our Consolidated Financial Statements. In this report, we present the income tax paid during the year on a cash basis, which generally does not correspond to the income tax expense amount disclosed in the Consolidated Financial Statements for various reasons, as shown in the chart. As an example, income tax paid during this financial year may include payments relating to activities in a previous financial year but may exclude final payments relating to activities in this financial year, which may occur after the end of the financial year. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 25 Appendices Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 26 APPENDIX 1 – Basis of preparation This report has been prepared from data derived from our internal controls over financial reporting and from data recorded in our financial systems, using the same data to prepare our Consolidated Financial Statements. The headline figures presented in this report and those found in other reports published by Vale and/ or its subsidiaries may also differ. This is because different reporting frameworks have specific data requirements. Vale’s Extractive Sector Transparency Measures Act (ESTMA) submission can be found at Vale’s website for clarity and comparison. For the purposes of this report, Vale’s total tax contribution is comprised of: • Corporate income taxes • Taxes on mining • Payroll taxes • Taxes on products and services • Other taxes Detailed definitions of each of these terms can be found below. Tax related payments to governments are presented net of refunds in this report considering payments made in cash and through available tax credits for the year ended December 31, 2025. Tax reimbursements received in the year are also presented in this report. Reporting currency All data about our subsidiaries is measured using each entity´s functional currency. The functional currency of the Parent Company is the Brazilian real (“R$”). For presentation purposes, this report is presented in United States dollar (“$”). All payments in this report expressed in currencies other than $ were translated at the average exchange rate of the month when the payment was made. Basis of consolidation This report follows the same principles as the ones applied to prepare our Consolidated Financial Statements. All subsidiaries are consolidated. If an acquisition or company consolidation occurs within the year, financial figures related to the income statement and the statement of cash flows for that business are incorporated from the acquisition date onward. Conversely, when a disposal is finalized during the year, its financial figures are included only up until the disposal date. Taxes borne Taxes that companies are obliged to pay to a government on its behalf or taxes that companies are obliged to pay to a third party and cannot be recovered from a government. The main taxes included in this category are outlined below: Corporate income taxes These comprise any tax on the business calculated on taxable profits, income or capital gains. The amounts include any payments on account, balancing payments, offsetting tax credits and settlements in relation to disputed claim. Where there is separate capital gains tax, this is included within this amount. The total is the final amount payable, net of any double tax reliefs, losses brought forward etc. Withholding taxes on payments to overseas companies are included here, as they represent a burden to Vale. Withholding tax payment on dividends or other distributions of profits are also included into corporate income taxes. Taxes are withheld on payments to overseas companies, including those withheld at source or deducted from payments made to non-resident Vale companies and some resident Vale companies. Taxes on mining Payments related to mineral activities, and can be split into three categories: 1. Taxes on minerals and metals extractions: Taxes that are specific to the mining sector and effectively represent payments to governments for extracting natural resources. This could include amounts related to aggregate use. 2. License fees: Fees paid to governments for the permission to exploit a certain resource or area in the jurisdiction. 3. Royalties: Payments made to governments for activities such as the extraction of minerals or metals. Payroll taxes This comprises both: i) Employer social contributions: Paid by the employer, towards the cost of certain state benefits in support of its employees. It can be a contributory system of insurance against illness and unemployment, and also provides retirement pensions and other benefits. ii) Payroll and other taxes on employees: Payable as a result of a company’s capacity as an employer. Taxes on products and services • Customs duties and taxes on international transactions: It comprises all non-recoverable customs/ excise/ import/ export duties. • Indirect taxes on the production or sales of goods and services: Include sales tax, VAT and other taxes that arise on production or sale. • Indirect taxes based on revenues: Any indirect taxes self-calculated and paid to the government on revenue or turnover. Other taxes Comprise: • Other fees: Payments to governments, which do not fall under a specific category such as fees, tax on vehicles and real properties. • Discretionary contributions: Including non-statutory payments to governments, such as contributing to investment, infrastructure or charities. • Mandatory contributions: Including penalties and fines which need to be paid to the governments, and interest included within finance or administration expenses. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 27 • Grants and subsidies received: A subsidy is a benefit given by the government to companies in the form of a cash payment or tax reduction, generally to support an industry or company. A grant is a financial award given by the government to an eligible grantee. Government grants are not expected to be repaid and do not include technical assistance or other financial assistance such as loans. Taxes collected Taxes that we are required to collect in advance from others on behalf of governments. Payroll taxes Comprises: • Employee social contributions: Paid by workers and employers towards the cost of certain state benefits. It can be a contributory system of insurance against illness and unemployment, and also includes retirement pensions and other benefits. • Employee income tax deducted through payroll: Comprises payroll and employee taxes withheld from employee remuneration, and paid to governments. Taxes on products and services VAT/GST or equivalent amounts paid/received to and from the government. Typically, it is charged on the sales of goods and services and is recoverable from purchases. VAT/GST paid on import are also included.. It also includes import taxes/VAT/GST on goods or services acquired and import tax paid to the tax authorities directly at the border (or indirectly through a deferment account or freight forwarder) when importing goods and services. Other taxes Any other indirect taxes levied on products either from suppliers or invoiced to customers. It also comprises taxes that are withheld at source or deducted from payments made to third parties, both domestic and overseas. Taxes charged on payments of services and profit distributions. Other considerations related to preparing this report Tax payments/refunds relating to prior years All payments/refunds are reflected in the year they are paid/received, regardless of the year of assessment that they relate to. Taxes under audit Taxes under audit or dispute are excluded until cash is paid or refunded. Fines, penalties and interest All fines, penalties and interest paid to the government are included. Tax credits In some cases, tax credits from one type of tax can be used to settle liabilities of other taxes in future years. In Brazil, Normative Instruction 1,717/2017 outlines the process for refunding or using federal tax credits. Taxpayers can assert their entitlement to refunds or offset tax debts by submitting an electronic request known as PER/DCOMP to RFB. Tax credits represent a payment to the government in the year they are utilized. Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 28 APPENDIX 2 – GRI 207 GRI 207 cross-reference and alignment As part of our journey towards providing our stakeholders with more comprehensive information about our tax practices, we continue to align with the Global Reporting Initiative’s GRI207 on Tax. The table below references our management approach disclosures under the requirements of GRI 207-1, 2 and 3. As members of the ICMM, we are working towards disclosing our Country-by-Country Report (CbCR) in accordance with the GRI 207-4 framework or the OECD BEPS Action 13 framework. Page 207-1 Approach to tax a. A description of the approach to tax, including: i. whether the organization has a tax strategy and, if so, a link to this strategy if publicly available; Tax Policy and page 11 of this report ii. the governance body or executive-level position within the organization that formally reviews and approves the tax strategy, and the frequency of this review; Tax Policy and page 11 of this report iii. the approach to regulatory compliance; Tax Policy and page 14 of this report iv. how the approach to tax is linked to the business and sustainable development strategies of the organization. Pages 11-13 of this report 207-2 Tax governance, control, and risk management a. A description of the tax governance and control framework, including: i. the governance body or executive-level position within the organization accountable for compliance with the tax strategy; Tax Policy and page 11 of this report ii. how the approach to tax is embedded within the organization; Tax Policy and page 11-13 of this report iii. the approach to tax risks, including how risks are identified, managed, and monitored; Risk Policy and page 14 of this report iv. how compliance with the tax governance and control framework is evaluated. Tax Policy and page 11 of this report b. A description of the mechanisms for reporting concerns about unethical or unlawful behavior and the organization’s integrity in relation to tax. Page 13 of this report c. A description of the assurance process for disclosures on tax and, if applicable, a reference to the assurance report, statement, or opinion. Page 43 of this report 207-3 Stakeholder engagement and management of concerns related to tax a. A description of the approach to stakeholder engagement and management of stakeholder concerns related to tax, including: i. the approach to engagement with tax authorities; Tax Policy and page 14 of this report ii. the approach to public policy advocacy on tax; Tax Policy and page 14 of this report iii. the processes for collecting and considering the views and concerns of stakeholders, including external stakeholders. Page 15 of this report 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 29 APPENDIX 3 – Glossary Adjusted Effective tax rate Income tax expense (or income if applicable) divided by the profit (or loss if applicable) before tax, excluding the influence of exchange rate movements and exceptional items. Arm’s length principle The “arm’s length” principle holds that transactions should be valued as if they had been carried out between unrelated parties, each acting in its own best interest. Brazilian tax authorities Any national, regional or local tax authority in Brazil. The Brazilian Federal Revenue Service (RFB in Portuguese) operates at the national level. State Finance Departments (SeFaz) and Municipal Finance Departments (SMF) operate at the regional and local level respectively. CIT The acronym for Corporate Income Tax, which is the total of current tax and deferred tax. Current tax As it is defined in the International Financial Reporting Standard IAS 12, current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. Deferred tax As it is defined in the International Financial Reporting Standard IAS 12, deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax assets are the amounts of income taxes recoverable in future periods in respect of: (a) deductible temporary differences; (b) the carryforward of unused tax losses; and (c) the carryforward of unused tax credits. CFC A controlled foreign company. Under Brazilian legislation, CFCs are subject to the taxation of any statutory profit realized by group entities at a corporate income tax rate of 34%. CFEM The Portuguese acronym for Compensação Financeira pela Exploração Mineral. This is a financial charge to be paid to the Brazilian federal government as compensation for using mineral resources. It is levied on the revenues from the sale of minerals extracted, net of taxes, insurance costs and costs of transportation. Fees Payments to governments charged on the initial or ongoing right to use an area for extractive activities. There is no specific government service attached. Government Any national, regional or local authority of a jurisdiction governing body. Also includes any department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking. GST GST, short for Goods and Services Tax, is an indirect tax imposed on goods and services, with the final consumer bearing the tax burden. Retailers collect GST at the point of the final sale to end consumers. Businesses provide resale certificates for purchasing goods intended for resale, exempting them from paying sales tax. Tax revenue reaches the jurisdictions only upon the sale to the end consumer. Indirect tax Taxes levied on goods and services rather than on income or profits and can be transferred to other parties. Examples include VAT, GST, and sales tax. In Brazil, these taxes are exemplified by IPI (Tax on Industrialized Products) and ICMS (Tax on Operations related to Goods Movement and Services). ISSQN The Portuguese acronym for Tax on Services of Any Nature, which is imposed on any kind of services performed by companies or self-employed professionals, with a maximum rate of 5%, its assessment is based on the price of each service and also assessed on services provided by nonresidents to Brazilian residents (import of services) OECD The acronym for the Organization for Economic Cooperation and Development (OECD). PIS / COFINS The Portuguese acronyms for Social integration plan (PIS) and Social Welfare Tax (COFINS) are imposed on a company’s gross revenues at varying percentages. These contributions also apply to service and goods imports. Project Operational activities related to the type of the commodity in a certain region, governed by contracts, licenses, leases, concessions or similar legal agreements and that form the basis for payment of liabilities to a government. Corporate income tax payments in South America include the payments related to Iron Ore, Copper, Railroad, Port, Terminals, Energy, Manganese, Nickel and Logistics. Refis The Portuguese name for the debt reduction or Settlement program of the Government related to the collection of federal taxes. Royalties All mining taxes that are levied by the government. Royalties includes CFEM. Tax A compulsory financial charge, in order to contribute to state revenue or some other type of levy imposed upon a taxpayer by the government. It is required to be paid by law or by agreement. Temporary differences Differences between pre-tax statutory profit or loss and taxable income or loss for a given reporting period. These differences arise because the reporting period in which some items of revenue and expense are included in determining of the pre-tax statutory profit or loss does not coincide with the reporting period in which they are included when determining of taxable income or loss. TFRM The Portuguese acronym for an Analysis of the Rate for Controlling, Monitoring and Supervision of Exploration and Mining Activities of Mineral Resources. It is a tax imposed on several Brazilian states, on mineral production. VAT Value-added tax (VAT) is an indirect consumption tax on goods and services, passed on to the end consumer. At each supply chain stage, sellers collect VAT. Suppliers, manufacturers, distributors, retailers, and consumers pay VAT on purchases. Businesses record VAT paid on purchases to claim credit on their tax returns. Tax revenue is received by jurisdictions at all supply chain stages, not just at the consumer’s purchase. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 30 APPENDIX 4 – Companies list The table includes all entities that are consolidated in Vale’s Financial Statements in FY 2025. Company Jurisdiction Aliança Geração de Energia S.A1 Brazil Atlantic Iron S.à.r.L. Luxembourg Baovale Mineração S.A. Brazil Barewood Fund Cayman Islands Barewood Trading Inc. British Virgin Islands Base Metals International SA Switzerland Belvedere Coal Management Pty Ltd Australia Bionow SA Brazil Bollon Fund Cayman Islands Capmelissa Participações LTDA Brazil Carmo Participações LTDA Brazil Central Eólica Acauã I S.A. Brazil Central Eólica Acauã II S.A. Brazil Central Eólica Acauã III S.A. Brazil Central Eólica Garrote S.A Brazil Central Eólica Gravier S.A. Brazil Company Jurisdiction Central Eólica Santo Inácio III S.A Brazil Central Eólica Santo Inácio IV S.A Brazil Central Eólica São Raimundo S.A Brazil Circlua S.A. Brazil CMM Overseas SA Switzerland Co-log Logistíca de Coprodutos Brazil Companhia Portuária Baia de Sepetiba - CPBS Brazil Companhia Usina Tecpar Brazil Docepar S.A Brazil Eastern Star Resources Australia Faulkland Fund Cayman Islands Faulkland Trading Corporation British Virgin Islands Integra Coal Operations Pty Ltd Australia KRJ Participações S.A Brazil Larco Ltd. Cayman Islands Mediterranean Iron B.V. Netherlands Company Jurisdiction Mineração Guanhães LTDA Brazil Mineração Onça Puma Brazil Minerações Brasileiras Reunidas S.A. Brazil Monticello Insurance PTE. LTD Singapore PT Sumbawa Timur Geothermal Indonesia PT Sumbawa Timur Mining Indonesia PT Vale Eksplorasi Indonesia Indonesia Qld Coal Holdings Pty Ltd Australia Railvest Investments Inc. Canada Rio Doce Australia Pty Limited Australia Salobo Metais S.A. Brazil Seamar Shipping Corporation Liberia Sociedade de Desenvolvimento Estudo e Implantação do Corredor de Nacala-(SDEICN (SPE)) Mozambique Startec Iron LLC United States Company Jurisdiction Tecnored Desenvolvimento Tecnológico S.A Brazil Tecnored Maraba S.A. Brazil Vale Americas, LLC United States Vale Asia Kabushiki Kaisha Japan Vale Australia EA Pty Ltd Australia Vale Australia Galilee Pty Ltd Australia Vale Australia Holdings Pty Ltd Australia Vale Australia Pty Ltd Australia Vale Base Metals Asia Pacific Pte. Ltd. Singapore Vale Base Metals Capital PLC (UK) United Kingdom Vale Base Metals Limited United Kingdom Vale Belvedere (BC) Pty Ltd Australia Vale Belvedere (SEQ) Pty Ltd Australia Vale Belvedere Pty Ltd Australia Vale Canada Limited Canada 1 Consolidated until September 2025 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 31 Company Jurisdiction Vale Carbono Ltda Brazil Vale Emirates Limited United Arab Emirates Vale Energia S.A Brazil Vale Energy Transition Metals Quebec Inc. Canada Vale Europe Limited United Kingdom Vale Europe Pension Trustees Limited United Kingdom Vale Evate Moçambique Ltd Mozambique Vale Exploración Argentina S.A. Argentina Vale Exploraciones Chile Limitada Chile Vale Exploration Labrador Inc Canada Vale Exploration Peru S.A.C Peru Company Jurisdiction Vale Exploration Pty Ltd Australia Vale Fertilizer Netherlands B.V. Netherlands Vale Holdings B.V Netherlands Vale Holdings B.V. - Branch Switzerland Vale Inco Europe Holdings United Kingdom Vale India Private Limited India Vale Industrial Services Company Saudi Arabia Vale International SA Switzerland Vale International SA - Branch United Arab Emirates Vale International SA - Branch Malaysia Vale International SA - Branch Singapore Vale Investments SA Switzerland Company Jurisdiction Vale Iron Ore Solutions Duqm LLC Oman Vale Iron Solutions LLC United States Vale Japan Limited Japan Vale Logística de Argentina S.A. Argentina Vale Logistica de Uruguay S.A. Uruguay Vale Malaysia Minerals Sdn Bhd Malaysia Vale Malaysia Sdn Bhd Malaysia Vale Manganês S.A Brazil Vale Metals (Shanghai) Co., Ltd. China, Mainland Vale Minerals China Co., Ltd. China, Mainland Vale Newfoundland & Labrador Ltd Canada Company Jurisdiction Vale Oman Pelletizing Company LLC Oman Vale Overseas Ltd. Cayman Islands Vale Power SA Switzerland Vale S.A. Brazil Vale Soluções em Energia S.A - VSE Brazil Vale Switzerland SA Switzerland Vale Taiwan Limited Taiwan, China Vale Technology Development (Canada) Limited Canada Vale USA LLC United States Vale Ventures Americas LLC United States VPDM Vale Projectos e Desenvolvimento Moçambique Limitada Mozambique Photo: Vale Archive 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 32 APPENDIX 5 – Payments by jurisdiction and level of government Taxes Borne (Values in $ thousands) Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Brazil 1,739,032 285,258 1,418,996 1,174,779 13,209 4,631,274 Federal 1,739,032 285,258 – 351,284 5,060 2,380,634 Amazonas – – – 2 – 2 State – – – 2 – 2 Bahia – – – 279 151 430 State – – – 279 – 279 City – – – – 151 151 Ceará – – – 5 – 5 State – – – 4 – 4 City – – – 1 – 1 Distrito Federal – – – 19 – 19 State – – – 19 – 19 Espírito Santo – – – 76,834 3,320 80,154 State – – – 74,088 – 74,088 City – – – 2,746 3,320 6,066 Goiás 15 15 State – – – 15 – 15 Maranhão – – – 54,368 783 55,151 State – – – 52,755 96 52,851 City – – – 1,613 687 2,300 Mato Grosso – – – 1 – 1 State – – – 1 – 1 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 33 Taxes Borne (Values in $ thousands) Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Minas Gerais – – 318,924 255,828 1,180 575,932 State – – 318,9241 254,693 1 573,618 City – – – 1,135 1,179 2,314 Pará – – 1,100,072 376,882 1,874 1,478,828 State – – 1,100,0721 376,882 1,802 1,478,756 City – – – – 72 72 Paraná – – – 1 – 1 State – – – 1 – 1 Pernambuco – – – 5 – 5 State – – – 5 – 5 Rio de Janeiro – – – 58,677 650 59,327 State – – – 52,558 – 52,558 City – – – 6,119 650 6,769 Rio Grande do Norte – – – 60 – 60 State – – – 59 – 59 City – – – 1 – 1 Rio Grande do Sul – – – 11 – 11 State – – – 11 – 11 São Paulo – – – 508 191 699 State – – – 508 – 508 City – – – – 191 191 Canada 2,750 61,567 – 8,351 22,321 94,989 Federal 923 32,017 – 610 – 33,550 Manitoba – 1,567 – 5,705 3,314 10,586 State – 1,567 – 5,705 1,064 8,336 City – – – – 2,250 2,250 1 Includes the CFEM payment that is made to the National Mining Agency, resulting from mining operations. 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 34 Taxes Borne (Values in $ thousands) Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Newfoundland – 5,736 – 1,950 807 8,493 State – 5,736 – 1,950 752 8,438 City – – – – 55 55 Ontario 1,827 22,247 – 990 18,195 43,259 State 1,827 22,247 – 990 2,521 27,585 City – – – – 15,674 15,674 Quebec – – – (904) – (904) State – – – (904) – (904) Sakaschewan – – – – 5 5 City – – – – 5 5 Switzerland 41,873 1,263 – (87) 1,880 44,929 Federal 1,717 – – (87) 1,810 3,440 Vaud 40,156 1,263 – – 70 41,489 State 40,156 1,263 – – – 41,419 City – – – – 70 70 China, Mainland 8,618 2,514 – 8,168 13,816 33,116 Federal 8,618 2,514 – 8,168 13,816 33,116 Malaysia 19,606 2,157 – 3,919 753 26,435 Federal 19,606 2,157 – 3,919 26 25,708 Manjung – – – – 727 727 State – – – – 727 727 Singapore 11,260 1,640 – – (2) 12,898 Federal 11,260 1,640 – – (2) 12,898 Oman 7,317 2,417 – 836 913 11,483 Federal 7,317 2,417 – 836 913 11,483 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 35 Taxes Borne (Values in $ thousands) Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Japan 9,379 812 – – 228 10,419 Federal 7,310 514 – – 7 7,831 Mie 2,114 298 – – 221 2,633 State 1,685 – – – – 1,685 City 429 298 – – 221 948 Tokyo (45) – – – – (45) State (45) – – – – (45) United States 2,216 65 – 1,312 7 3,600 Federal 1,844 57 – 1,312 – 3,213 California 9 – – – – 9 State 9 – – – – 9 Florida 4 – – – 7 11 State 4 – – – – 4 City – – – – 7 7 Georgia 1 – – – – 1 State 1 – – – – 1 Michigan 37 – – – – 37 State 37 – – – – 37 New Jersey – 5 – – – 5 State – 5 – – – 5 New York 50 3 – – – 53 State 50 3 – – – 53 North Carolina 6 – – – – 6 State 6 – – – – 6 Ohio 89 – – – – 89 State 89 – – – – 89 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 36 Taxes Borne (Values in $ thousands) Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Pennsylvania 151 – – – – 151 State 151 – – – – 151 Tennessee 19 – – – – 19 State 19 – – – – 19 Texas 6 – – – – 6 State 6 – – – – 6 Peru – 110 1,461 69 12 1,652 Federal – 110 1,461 69 12 1,652 Netherlands – 1,323 – (81) – 1,242 Federal – 1,323 – (81) – 1,242 Australia – 1,138 – – – 1,138 Federal – 1,034 – – – 1,034 Queensland – 25 – – – 25 State – 25 – – – 25 Victoria – 9 – – – 9 State – 9 – – – 9 Western Australia – 70 – – – 70 State – 70 – – – 70 Chile – 26 927 37 11 1,001 Federal – 26 927 37 11 1,001 United Arab Emirates – – – – 353 353 Federal – – – – 353 353 Uruguay – – – – 38 38 Federal – – – – 38 38 Argentina – 1 – 7 2 10 Federal – 1 – 7 1 9 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 37 Taxes Borne (Values in $ thousands) Corporate income taxes Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Buenos Aires – – – – 1 1 State – – – – 1 1 Taiwan, China – 9 – – – 9 Federal – 9 – – – 9 Luxembourg – – – – 1 1 Federal – – – – 1 1 United Kingdom 10,171 2,810 – (39,394) 555 (25,858) Federal 10,171 2,810 – (39,394) 33 (26,380) Swansea – – – – 522 522 City – – – – 522 522 Total 1,852,222 363,110 1,421,384 1,157,916 54,097 4,848,729 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 38 Taxes Collected (Values in $ thousands) Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Brazil 274,272 – 790,983 350,627 1,415,882 Federal 274,272 – 530,961 350,627 1,155,860 Bahia – – 409 – 409 City – – 409 – 409 Ceará – – 87 – 87 City – – 87 – 87 Distrito Federal – – 7 – 7 City – – 7 – 7 Espírito Santo – – 18,398 – 18,398 State – – 621 – 621 City – – 17,777 – 17,777 Goiás – – 51 – 51 City – – 51 – 51 Maranhão – – 20,704 – 20,704 City – – 20,704 – 20,704 Mato Grosso – – 15 – 15 City – – 15 – 15 Minas Gerais – – 101,744 – 101,744 City – – 101,744 – 101,744 Pará – – 113,476 – 113,476 City – – 113,476 – 113,476 Paraná – – 13 – 13 City – – 13 – 13 Rio de Janeiro – – 3,982 – 3,982 City – – 3,982 – 3,982 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 39 Taxes Collected (Values in $ thousands) Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Rio Grande do Norte – – 38 – 38 City – – 38 – 38 São Paulo – – 1,098 – 1,098 City – – 1,098 – 1,098 Indonesia 1,526 – 3,132 833 5,491 DKI Jakarta 1,526 – 3,132 833 5,491 City 1,526 – 3,132 833 5,491 Malaysia 3,666 – – 201 3,867 Federal 3,666 – – 201 3,867 Switzerland 1,788 – 302 – 2,090 Federal – – 302 – 302 Vaud 1,788 – – – 1,788 State 1,788 – – – 1,788 Oman 1,320 – – 314 1,634 Federal 1,320 – – 314 1,634 Netherlands 945 – – – 945 Federal 945 – – – 945 United States 478 – – – 478 Federal 389 – – – 389 New Jersey 74 – – – 74 State 74 – – – 74 New York 15 – – – 15 State 15 – – – 15 Peru 445 – (62) 22 405 Federal 445 – (62) 22 405 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 40 Taxes Collected (Values in $ thousands) Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Chile 306 – – 15 321 Federal 306 – – 15 321 Australia – – 156 – 156 Federal – – 156 – 156 Singapore 366 – (236) (4) 126 Federal 366 – (236) (4) 126 Argentina – – – 19 19 Federal – – – 19 19 India 4 – – 5 9 Federal 4 – – 5 9 Taiwan, China 2 – – – 2 Federal 2 – – – 2 Canada 258,447 2,387 (276,848) 9,295 (6,719) Federal 258,447 2,387 (304,602) 9,295 (34,473) Quebec – – 27,754 – 27,754 State – – 27,754 – 27,754 China, Mainland 6,858 – (15,932) 61 (9,013) Federal 6,858 – (15,932) 61 (9,013) United Kingdom 5,423 – (37,560) – (32,137) Federal 5,423 – (37,560) – (32,137) Japan 4,087 – (54,833) 2,377 (48,369) Federal 3,545 – (54,855) 2,377 (48,933) Chiba 3 – 1 – 4 City 3 – 1 – 4 Kanagawa 2 – 1 – 3 City 2 – 1 – 3 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 41 Taxes Collected (Values in $ thousands) Payroll taxes Taxes on mining Taxes on products and services Other taxes Total Mie 429 – – – 429 City 429 – – – 429 Tokyo 108 – 20 – 128 City 108 – 20 – 128 Total 559,933 2,387 409,102 363,765 1,335,187 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 42 Independent auditor’s report To the Board of Directors and Shareholders Vale S.A. Rio de Janeiro - RJ Opinion We have audited the Selected Information, which comprises the total Tax Borne in the amount of US$ 4,848,729 thousand and the total Tax Collected in the amount of US$ 1,335,187 thousand presented in Appendix 5 – Payments by jurisdiction and level of government on pages 33 to 42, of the accompanying Tax Contribution Report (the “Report”) of Vale S.A. and its subsidiaries (the “Company”) for the year ended December 31, 2025. In our opinion, the Selected Information referred to above has been properly prepared, in all material respects, in accordance with the basis of preparation described in Appendix 1 to the Report. Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Selected Information included within the Report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Emphasis of matter - basis of preparation of the selected information to the report We draw attention to Appendix 1 to the Report, which describes the basis of preparation of the Selected Information. The Report is prepared in accordance with a special purpose framework to provide information about the amounts of taxes paid by the Company during the year ended December 31, 2025. As a result, the Report may not be suitable for other purposes. The Report does not comprise a complete set of financial statements, prepared in accordance with accounting practices adopted in Brazil and with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Our opinion is not modified in respect of this matter. Others matters – Restriction on use of selected information This report is intended exclusively for Vale S.A. and its subsidiaries, in connection with the Company’s objective of demonstrating the amounts of taxes paid by the Company during the year ended December 31, 2025 and should not be presented or distributed to third parties, in view of its specific purpose described above. Any party other than Vale S.A. and its subsidiaries that obtains access to our report, or a copy thereof, and relies on the information contained therein (or any part thereof) will do so at its own risk. We do not accept or assume any responsibility and disclaim any liability to any party other than Vale S.A. and its subsidiaries for our work, the reasonable assurance report or our conclusions. Responsibilities of management and those charged with governance for the Selected Information to the Report Management is responsible for the preparation of the Selected Information in accordance with the basis of preparation described in Appendix 1 to the Report and for determining that the basis of preparation is acceptable in the circumstances. Management is also responsible for such internal control as they determine is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error. In preparing the Report, management is responsible for assessing the ability of the Company, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries. Auditor’s responsibilities for the Selected Information to the Report Our objectives are to obtain reasonable assurance about whether the Selected Information is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Selected Information. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Selected Information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries. • Evaluate the appropriateness of accounting policies (as described in Appendix 1 – Basis of preparation) used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures of the Selected Information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance, in connection with the audit of the financial statements of the Company as at and for the year ended December 31, 2025, with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. Rio de Janeiro, July 30, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/F-5 Leandro Mauro Ardito Contador CRC 1SP188307/O-0 2025 Tax Contribution Report Foreword Introduction Economic contribution Value chain Approach to tax Tax contribution Regional highlights Financial reconciliations Appendices 43

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations